Daniel A. Peterson
Attorney
190 Carondelet Plaza, Suite 600
St. Louis, MO 63105
314.345.6246
fax: 314.480.1505
dan.peterson@huschblackwell.com

October 12, 2010

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4720 Washington, D.C. 20549
Attention: Mr. Dominic Minore

Re:          MACC Private Equities Inc. (“MACC” or the “Company”)
File Number:  814-00150

To the Commission:

On July 30, 2010, MACC filed with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement (“Proxy”) and form of proxy respecting its 2010 annual shareholders’ meeting.  Subsequently, members of the Commission staff provided us oral comments on the Proxy and the form of proxy.  On August 26, 2010, MACC filed correspondence with the Commission staff which included a revised proxy statement and a copy redlined to the originally-filed Proxy and attachments, in response to those comments (the “August Correspondence”).  On September 22, 2010, the Commission staff provided us additional oral comments based on its review of the August Correspondence.  On September 24, MACC filed correspondence with the Commission staff which included a revised proxy statement and a copy redlined to the Proxy filed with the August Correspondence in response to those comments (the “September Correspondence”).  On October 7, 2010, the Commission staff provided us additional oral comments based on its review of the September Correspondence.  The Commission staff requested that MACC re-file the Proxy page containing the dilutive effects of any issuance of convertible securities by MACC, as modified to address the staff’s most recent comments.

Below is the Proxy section containing such dilution examples, marked against the version last filed with the staff, followed by summaries of the Staff’s comments received by us on October 7, 2010 and our explanations.  We note that we have removed some of the variables assumed in the examples in an effort to simplify the presentation and make it more understandable.  Additionally, as we discussed, if MACC does not effect a reverse stock split, it would not be able to raise as much capital through its proposed private or public offerings.  Accordingly, table II in the convertible dilution example utilizes a different set of assumptions regarding the types of offerings MACC would undertake prior to issuing the convertibles.

HUSCH BLACKWELL LLP

October 12, 2010 page 2

TEXT OF PROXY

Key Stockholder Considerations

Before voting on this proposal or giving proxies with regard to this matter, shareholders should consider that the costs of issuing any Convertibles, as well as the costs of servicing any Convertibles, will be borne by our common stockholders.  Stockholders should also consider the potentially dilutive effect of the issuance of Convertibles and the expenses associated with such issuances on the NAV per outstanding share of our common stock.  Because the exercise or conversion price per share at the time of exercise or conversion could be less than the NAV per share of our common stock at the time of exercise or conversion (if authority to issue Convertibles which are convertible into shares of common stock below NAV under PROPOSAL 4), and because we would incur expenses in connection with any such issuance of Convertibles, such exercise or conversion could result in a dilution of NAV per share of our common stock at the time of such exercise.

Any convertible preferred stock will have preference of liquidation and dividends as compared to the rights of holders of common stock.  Shareholders should understand that to the extent such Convertibles are considered “senior securities” under Sections 18(d) and 61(a) of the 1940 Act, the holders of such convertible preferred stock will have complete priority over any other class, which includes holders of common stock, to distribution of assets and payments of dividends.  Additionally, under the 1940 Act, immediately after such issuance or sale of the convertible preferred stock, the Company must have an asset coverage of 200% and provision must be made for such holders of preferred stock to elect at least at least two directors at all times, subject to the prior rights, if any, of the holders of any other class of senior securities outstanding.  If we do not pay dividends to such senior securities holders in an amount equal to two full years’ dividends on such securities, the senior securities holders will have the right to elect a majority of the directors to the Board.  Finally, holders of common stock should consider that approval by the vote of a majority of such holders of senior securities, voting as a class, is necessary to effect any plan of reorganization that would adversely affect senior securities holders.

It is unlikely we will issue any Convertibles without first effecting one or both of the Public Offering or Private Placement discussed above under PROPOSAL 4, though we reserve the right to do so upon shareholder approval.

Dilution Examples

Shareholders should understand that we have no specific plans to offer any Convertibles at this time, and the tables below demonstrate only hypothetical Convertible terms.  Section 61(a) of the 1940 Act provides that the price at which the Convertibles may be exercised may not be lower than the market price at the time the Convertibles are issued.  However, we have determined to not issue Convertibles with an exercise price which has a discount of more than 60% to the then current NAV per share.  Therefore, we have used exercise prices equal to 40% of the estimated NAV per share below, even though that price may be significantly higher than the current market price of our common stock.  Shareholders may experience more or less dilution than is projected below, depending on the actual terms of any Convertibles we do issue.

Table I assumes that we effect the reverse stock split under PROPOSAL 2, which would result in an NAV per share of $8.89 per share, based on our unaudited June 30, 2010 per share NAV of $2.96 and adjusted to account for the reverse stock split, and that our NAV otherwise remains constant.  Table I also assumes we then issue 2,808,989 shares of our common stock in the Public Offering and 842,497 shares of our common stock in the Private Placement described in PROPOSAL 4, which would result in 4,473,227 shares of common stock issued and outstanding with an NAV of $4.29 per share.  Table I further assumes offering expenses, such as underwriting, professional and other fees, would be approximately 9% of the gross proceeds of the convertible preferred stock, which would reduce the gross proceeds of $1,892,000 to $1,721,720.  The offering expenses could be more or less than estimated.  Finally, Table I assumes that debentures issued would not affect NAV per share, as the value of such debt would be offset by our corresponding obligation to repay it.

HUSCH BLACKWELL LLP

October 12, 2010 page 3

With the above assumptions, Table I demonstrates the potential dilution existing shareholders could experience if we conducted offerings of two types of Convertibles, each of which would result in an increase of our common stock outstanding by 24.6% after conversion/exercise.  The first type of Convertible offering is 1,100,000 shares of convertible preferred stock at a price of $1.72 per share (60% below NAV), each share of which may be converted into one share of common stock for no additional consideration.  The second type of convertible offering is debentures accompanied by warrants to purchase up to an aggregate of 1,100,000 shares of common stock at a price equal to $1.72 per share (60% below NAV).

Table I - Dilutive Effects of Convertible Offerings (reverse stock split effected)

Type of Convertible Offered	Shares of Common Stock Issued Upon Conversion / Exercise	Exercise Price Per Share	NAV Per Share Before Offering	NAV Per Share After Offering	NAV Per Share Upon Conversion / Exercise	Percentage Reduction in NAV Per Share After Offering & Exercise
Convertible Preferred Stock	1,100,000	--	$4.29	$3.74	$3.74	-13%
Debentures with Warrants	1,100,000	$1.72	$4.29	$4.29	$3.95	-8%

As Table I demonstrates, if we issued convertible preferred stock as described above and the convertible preferred stock was converted into common shares, our NAV per share of $4.29 would be reduced by approximately $0.55 per share to $3.74 per share (or –13%).  If we issued debentures with warrants as described above and the warrants are exercised, our NAV per share of $4.29 would be reduced by approximately $0.34 to $3.95 per share (or –8%).

Table II assumes that the reverse stock split under PROPOSAL 2 does not take place and is based on our unaudited June 30. 2010 per share NAV of $2.96 which remains constant.  Table II also assumes we then issue 1,000,000 shares of our common stock in a public offering at $1.18 per share (60% below NAV) and 1,000,000 shares of our common stock in a private placement at $1.18 per share (60% below NAV), which would result in 4,464,621 shares of common stock issued and outstanding with an NAV of $2.11 per share.  Table II further assumes offering expenses, such as underwriting, professional and other fees, would be approximately 9% of the gross proceeds of the convertible preferred stock, which would reduce the gross proceeds of $924,000 to $840,840.  The offering expenses could be more or less than estimated.  Finally, Table II assumes that debentures issued would not affect NAV per share, as the value of such debt would be offset by our corresponding obligation to repay it.

With the above assumptions, Table II demonstrates the potential dilution existing shareholders could experience if we conducted offerings of two types of Convertibles, each of which would result in an increase of our common stock outstanding by 24.6% after conversion/exercise.  The first type of Convertible offering is 1,100,000 shares of convertible preferred stock at a price of $0.84 per share (60% below NAV), each share of which may be converted into one share of common stock for no additional consideration.  The second type of convertible offering is debentures accompanied by warrants to purchase up to an aggregate of 1,100,000 shares of common stock at a price equal to $0.84 per share (60% below NAV).

HUSCH BLACKWELL LLP

October 12, 2010 page 4

Table II - Dilutive Effects of Convertible Offerings (reverse stock split not effected)

Type of Convertible Offered	Shares of Common Stock Issued Upon Conversion / Exercise	Exercise Price Per Share	NAV Per Share Before Offering	NAV Per Share After Offering	NAV Per Share Upon Conversion / Exercise	Percentage Reduction in NAV Per Share After Offering & Exercise
Convertible Preferred Stock	1,100,000	--	$2.11	$1.84	$1.84	-13%
Debentures with Warrants	1,100,000	$0.84	$2.11	$2.11	$2.06	-3%

As Table II demonstrates, if we issued convertible preferred stock as described above and the convertible preferred stock was converted into common shares, our NAV per share of $2.11 would be reduced by approximately $0.27 per share to $2.83 (or –13%).  If we issued debentures with warrants as described above and the warrants are exercised, our NAV per share of $2.11 would be reduced by approximately $0.05 to $2.06 per share (or –3%).

We cannot state precisely the extent of any such dilution at this time because the Board of Directors has not considered any specific transactions and does not know what the NAV per share will be, what the exercise/conversion price will be or what proportion of any such exercise/conversion rights will be at the time any rights offerings are effected in the future.

COMPARISON

Key Stockholder Considerations

~~Shareholders~~Before voting on this proposal or giving proxies with regard to this matter, shareholders should consider that the costs of issuing any Convertibles, as well as the costs of servicing any Convertibles, will be borne by our common stockholders.~~Before voting on this proposal or giving proxies with regard to this matter, stockholders should~~  Stockholders should also consider the potentially dilutive effect of the issuance of Convertibles and the expenses associated with such issuances on the NAV per outstanding share of our common stock.  Because the exercise or conversion price per share at the time of exercise or conversion could be less than the NAV per share of our common stock at the time of exercise or conversion (if authority to issue Convertibles which are convertible into shares of common stock below NAV under PROPOSAL 4), and because we would incur expenses in connection with any such issuance of Convertibles, such exercise or conversion could result in a dilution of NAV per share of our common stock at the time of such exercise.

Any convertible preferred stock will have preference of liquidation and dividends as compared to the rights of holders of common stock.  Shareholders should understand that to the extent such Convertibles are considered “senior securities” under Sections 18(d) and 61(a) of the 1940 Act, the holders of such convertible preferred stock will have complete priority over any other class, which includes holders of common stock, to distribution of assets and payments of dividends.  Additionally, under the 1940 Act, immediately after such issuance or sale of the convertible preferred stock, the Company must have an asset coverage of 200% and provision must be made for such holders of preferred stock to elect at least at least two directors at all times, subject to the prior rights, if any, of the holders of any other class of senior securities outstanding.  If ~~the Company does~~we do not pay dividends to such senior securities holders in an amount equal to two full years’ dividends on such securities, the senior securities holders ~~shall~~will have the right to elect a majority of the directors to the Board.  Finally, holders of common stock

HUSCH BLACKWELL LLP

October 12, 2010 page 5

should consider that approval by the vote of a majority of such holders of senior securities, voting as a class, is necessary to effect any plan of reorganization that would adversely affect ~~such holders of~~ senior securities holders.

It is unlikely we will issue any Convertibles without first effecting one or both of the Public Offering or Private Placement discussed above under PROPOSAL 4, though we reserve the right to do so upon shareholder approval.

Dilution Examples

Shareholders should understand that we have no specific plans to offer any Convertibles at this time, and the tables below demonstrate only hypothetical Convertible terms.  Section 61(a) of the 1940 Act provides that the price at which the Convertibles may be exercised may not be lower than the market price at the time the Convertibles are issued.  However, we have determined to not issue Convertibles with an exercise price which has a discount of more than 60% to the then current NAV per share.  Therefore, we have used exercise prices equal to 40% of the estimated NAV per share below, even though that price may be significantly higher than the current market price of our common stock.  Shareholders may experience more or less dilution than is projected below, depending on the actual terms of any Convertibles we do issue.

~~The following tables demonstrate the potential dilution existing shareholders could experience if we issued Convertibles as described below.  Table I assumes that the reverse stock split under PROPOSAL 2 is effected, resulting~~Table I assumes that we effect the reverse stock split under PROPOSAL 2, which would result in an NAV per share of $8.89 per share,~~(~~based on our unaudited June 30, 2010 per share NAV of $2.96 and adjusted to account for the reverse stock split~~), which~~, and that our NAV otherwise remains constant.  Table ~~II assumes that the reverse stock split under PROPOSAL 2 was not effected.  Table I also assumes that after (i) implementation of the reverse stock split under PROPOSAL 2, and (ii) effecting the Public Offering of~~I also assumes we then issue 2,808,989 shares of our common stock ~~as~~in the Public Offering and 842,497 shares of our common stock in the Private Placement described in PROPOSAL 4, ~~and (iii) effecting the Private Placement of 842,497 shares of our common stock, we have issued and outstanding~~which would result in 4,473,227 shares of common stock~~, meaning that we would have 5,526,773 shares of common stock authorized, but not issued.  Table II assumes that the reverse stock split under PROPOSAL 2 does not take place, but (i) the Public Offering of 2,808,989 shares of our common stock is effected as described in PROPOSAL 4, and (ii) the Private Placement of 842,497 shares of our common stock is effected which would cause 6,116,107 shares of common stock issued and outstanding and 3,883,893 shares of our common stock authorized, but not issued.Table I demonstrates the potential dilution existing shareholders could experience if we issued the following types of Convertibles after conducting the reverse split: (i) conversion of one share of convertible preferred stock which converts to two shares of common stock at a exercise price of $3.56 (12% below NAV) per share and accompanied with warrant rights to purchase up to an equal amount of shares of common stock at a price of the lesser of $2.57 (40% below NAV) or market value at the time of exercise of the warrant, and (ii) a convertible debenture at an exercise price of $3.00 (30% below NAV) per share and accompanied with option rights to purchase up to an equal amount of shares of common stock at a price of the lesser of $2.14 per share (50% below NAV) or the market value at the time of exercise of the warrant.  In these examples, we are also assuming offering expenses, such as underwriting, professional and other fees, would be approximately 9% of the gross proceeds from Offerings, resulting in gross proceeds of $9,837,654 and net proceeds of $8,952,265 for the convertible preferred offering and gross proceeds of $8,290,158 and net proceeds of $7,544,043 for the convertible debentures offering.  Such offering expenses could be more or less than such estimate.~~ issued and outstanding with an NAV of $4.29 per share.  Table I further assumes offering expenses, such as underwriting, professional and other fees, would be approximately 9% of the gross proceeds of the convertible preferred stock, which would reduce the gross proceeds of $1,892,000 to $1,721,720.  The offering expenses could be more or less than estimated.  Finally, Table I assumes that debentures issued would not affect NAV per share, as the value of such debt would be offset by our corresponding obligation to repay it.

HUSCH BLACKWELL LLP

October 12, 2010 page 6

With the above assumptions, Table I demonstrates the potential dilution existing shareholders could experience if we conducted offerings of two types of Convertibles, each of which would result in an increase of our common stock outstanding by 24.6% after conversion/exercise.  The first type of Convertible offering is 1,100,000 shares of convertible preferred stock at a price of $1.72 per share (60% below NAV), each share of which may be converted into one share of common stock for no additional consideration.  The second type of convertible offering is debentures accompanied by warrants to purchase up to an aggregate of 1,100,000 shares of common stock at a price equal to $1.72 per share (60% below NAV).

Table I - Dilutive Effects of Convertible Offerings (reverse stock split effected)

Type of Convertible Offered	~~Proceeds from Convertible Security~~	~~Shares of Common Stock Issued Upon Offering~~	Shares of Common Stock Issued Upon Conversion / Exercise	Exercise Price Per Share	NAV Per Share Before Offering	NAV Per Share After Offering	NAV Per Share Upon Conversion / Exercise	Percentage Reduction in NAV Per Share After Offering & Exercise
Convertible Preferred Stock ~~with Warrants~~	~~$8,952,265~~	~~2,763,386~~	~~2,763,386~~ 1,100,000	~~$3.56~~  --	$4.29	$~~2.24~~ 3.74	$~~2.02~~ 3.74	 ~~-48~~ -13%

~~Convertible~~ Debentures with ~~Options~~Warrants	~~$7,544,043~~	~~2,763,386~~	~~2,763,386~~ 1,100,000	$~~3.00~~ 1.72	$4.29	$~~2.05~~ 4.29	$~~1.27~~ 3.95	 ~~-70~~ -8%

As Table I demonstrates, ~~provided we effect the reverse stock split, if we effected an offering under which~~if we issued convertible preferred stock ~~with warrants~~ as described above~~, our NAV per share of $4.29 would be reduced by approximately $2.05 per share (or –48%) to $2.24 per share; if the holders of~~ and the convertible preferred stock was converted ~~their stock to~~into common shares ~~and exercised their warrants~~, our NAV per share of $~~2.24~~4.29 would ~~decrease~~be reduced by approximately $~~0.22~~0.55 per share to $3.74 per share (or ~~-10%)  to $2.02 per share provided that the warrants were exercised at a price of $2.57 price per share.  If we effected an offering under which~~–13%).  If we issued ~~convertible~~ debentures with ~~options~~warrants as described above and the warrants are exercised, our NAV per share of $4.29 would be reduced by approximately $~~2.24 per share (or –70%) to $2.05 per share; if the holders of the convertible debentures with options exercised their options, our NAV per share of $2.05 would decrease by approximately $0.78 (or -38%) provided that the options were exercised at the $2.14 per share.~~ 0.34 to $3.95 per share (or –8%).

 ~~Table II below demonstrates the potential dilution existing shareholders could experience if we issued the following types of Convertibles without conducting the reverse split: (i) conversion of one share of convertible preferred stock which converts to two shares of common stock at a exercise price of $3.43 (12% below NAV) per share and accompanied with warrant rights to purchase up to an equal amount of shares of common stock at a price of the lesser of $2.34 (40% below NAV) or market value at the time of exercise of the warrant, and (ii) a convertible debenture at an exercise price of $2.73 (30% below NAV) per share and accompanied with option rights to purchase up to an equal amount of shares of common stock at a price of the lesser of $1.95 per share (50% below NAV) or the market value at the time of exercise of the warrant.  In these examples, we are also assuming~~Table II assumes that the reverse stock split under PROPOSAL 2 does not take place and is based on our unaudited June 30. 2010 per share NAV of $2.96 which remains constant.  Table II also assumes we then issue 1,000,000 shares of our common

HUSCH BLACKWELL LLP

October 12, 2010 page 7

stock in a public offering at $1.18 per share (60% below NAV) and 1,000,000 shares of our common stock in a private placement at $1.18 per share (60% below NAV), which would result in 4,464,621 shares of common stock issued and outstanding with an NAV of $2.11 per share.  Table II further assumes offering expenses, such as underwriting, professional and other fees, would be approximately 9% of the gross proceeds ~~from Offerings, resulting in gross proceeds of $6,660,874 and net proceeds of $6,061,395 for~~of the convertible preferred ~~offering and gross proceeds of $5,301,512 and net proceeds of $4,824,375 for the convertible debentures offering.  Such~~stock, which would reduce the gross proceeds of $924,000 to $840,840.  The offering expenses could be more or less than ~~such estimate~~estimated.  Finally, Table II assumes that debentures issued would not affect NAV per share, as the value of such debt would be offset by our corresponding obligation to repay it.

With the above assumptions, Table II demonstrates the potential dilution existing shareholders could experience if we conducted offerings of two types of Convertibles, each of which would result in an increase of our common stock outstanding by 24.6% after conversion/exercise.  The first type of Convertible offering is 1,100,000 shares of convertible preferred stock at a price of $0.84 per share (60% below NAV), each share of which may be converted into one share of common stock for no additional consideration.  The second type of convertible offering is debentures accompanied by warrants to purchase up to an aggregate of 1,100,000 shares of common stock at a price equal to $0.84 per share (60% below NAV).

Table II - Dilutive Effects of Convertible Offerings (reverse stock split not effected)

Type of Convertible Offered	~~Proceeds from Convertible Security~~	~~Shares of Common Stock Issued Upon Offering~~	Shares of Common Stock Issued Upon Conversion / Exercise	Exercise Price Per Share	NAV Per Share Before Offering	NAV Per Share After Offering	NAV Per Share Upon Conversion / Exercise	Percentage Reduction in NAV Per Share After Offering & Exercise
Convertible Preferred Stock ~~with Warrants*~~	~~$6,061,395~~	~~1,941,946~~	~~1,941,946~~ 1,100,000	~~$3.43~~ --	$~~3.90~~ 2.11	$~~2.18~~ 1.84	$~~1.14~~ 1.84	 ~~-70~~ -13%

~~Convertible~~ Debentures with ~~Options~~Warrants	~~$4,824,375~~	~~1,941,946~~	~~1,941,946~~ 1,100,000	$~~2.73~~ 0.84	$~~3.90~~ 2.11	$~~1.98~~ 2.11	$~~1.07~~ 2.06	 ~~-64~~ -3%

As Table II demonstrates, ~~without effecting the reverse stock split, if we effected an offering under which~~if we issued convertible preferred stock ~~with warrants~~ as described above~~, our NAV per share of $3.90 would be reduced by approximately $1.72 per share (or –70%) to $2.18 per share; if the holders of~~ and the convertible preferred stock was converted ~~their stock to~~into common shares ~~and exercised their warrants~~, our NAV per share of $~~2.18~~2.11 would ~~decrease~~be reduced by approximately $~~1.04~~0.27 per share to $2.83 (or ~~-52%)  to $1.14 per share provided that the warrants were exercised at a price of $2.34 price per share.  If we effected an offering under which~~–13%).  If we issued ~~convertible~~ debentures with ~~options~~warrants as described above and the warrants are exercised, our NAV per share of $~~3.90~~2.11 would be reduced by approximately $~~1.92 per share (or –70%) to $1.98 per share; if the holders of the convertible debentures with options exercised their options, our NAV per share of $1.98 would decrease by approximately $0.91 (or -45%) to $1.07 provided that the options were exercised at the $1.95 per share.~~0.05 to $2.06 per share (or –3%).

HUSCH BLACKWELL LLP

October 12, 2010 page 8

We cannot state precisely the extent of any such dilution at this time because the Board of Directors has not considered any specific transactions and does not know what the NAV per share will be, what the exercise/conversion price will be or what proportion of any such exercise/conversion rights will be at the time any rights offerings are effected in the future.

Comment:  Please explain whether the issuance of the convertibles would be subject to MACC first effecting the other offerings discussed in the Proxy.

MACC Response:  We have clarified that it is unlikely MACC would issue convertibles unless MACC effected it other offerings, though it reserves the right to issue the convertibles in any event.

Comment:  Please clarify that the NAV per share upon conversion of the convertibles shown is merely hypothetical.

MACC Response:  We have attempted to stress that all components of the examples shown are hypothetical.

Comment:  Please provide the Company’s best guess as to the terms of any convertibles.

MACC Response:  Since the Company has no plans whatsoever to issue any convertibles, and instead seeks authority to do so in connection with future capital raising, we are unable to determine the terms of any convertibles at this time, and instead have sought to demonstrate resulting dilution if MACC issued convertibles on the terms assumed.  In any event, we have provided terms which remain within the 60% dilution limit discussed throughout the Proxy.

Comment:  Please confirm that the illustrative examples of common shares issued in Tables I and II are within the 25% limitation limits of Section 61(a) of the Investment Company Act of 1940 (the “1940 Act”), as amended.

MACC Response:  Each Table assumes that the exercise of the Convertibles issued will result in the issuance of no more than 25% of MACC’s then outstanding issued common stock pursuant to Section 61(a).  We have added a sentence in the paragraphs which introduce each table on this point.

Comment:  Please explain that Tables I and II are examples and actual dilution may be more or less than demonstrated by the Tables.

MACC Response:  This disclosure has been added to the introduction to the Tables.

Comment:  Please confirm that the illustrative examples provide a reduction of the NAV per share after the offering of no greater than 60%.

MACC Response:  Although the Company cannot be certain of the exact terms and conditions of any such convertible offerings, consistent with Proposal 4, the Tables demonstrate that the common stock issued by use of the Convertibles will not result in a discount to NAV of greater than 60%.

HUSCH BLACKWELL LLP

October 12, 2010 page 9

Comment:  Please explain why the exercise price per share of the convertibles is higher than the current market price per share.

MACC Response:  The examples under each Table provide what MACC expects to set as the lowest exercise price for such convertibles, however MACC cannot predict the exact exercise price at this time.

Comment:  Please explain the NAV per share used for the calculations under the assumptions.

MACC Response: Each Table assumes that the Company has executed the Public Offering and Private Placement under Proposal 4 of the Proxy.  Table I demonstrates the use of Convertibles effecting the reverse split under Proposal 2 and accordingly reflects the NAV of $4.29 per share as set forth in Proposal 4.  Table II demonstrates the use of Convertibles without effecting the reverse split under Proposal 2 and therefore provides the NAV of $3.12 per share.

Comment:  Given MACC’s self-imposed limit of not issuing securities more than 60% below then-current NAV, please explain how the exercise price of the convertibles could be market price.

MACC Response:  We have added a sentence in the paragraph introducing the tables that explains that even though Section 61(a) of the 1940 Act requires that the minimum exercise price of the convertibles must be market value, because MACC is otherwise committing to not issue convertibles at a price which is more than 60% below NAV per share, the examples used in the Proxy assume exercise prices that are 60% below NAV.

We also advise that as counsel to MACC, we would view the stock issued by MACC in a reverse stock split as described in the Proxy as fully paid and nonassessable.  Further, staff indicated that the introductory language preceding the convertible dilution examples in the Proxy should explain that the expense of issuing the convertibles would dilute common stockholders.  We believe that the disclosure in that section of the Proxy already provides such disclosure.  Last, we have filed a signed copy of MACC’s audit letter with the staff this week as instructed.

The Company does hereby acknowledge the following: (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing, (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and (4) that a manually signed copy of the Company’s audit report for fiscal year 2009 has been transmitted to the Commission for filing by the Company’s auditors.

Should you have any questions about the foregoing, please do not hesitate to contact myself at the number listed above.

Sincerely,

/s/ Daniel A. Peterson
Daniel A. Peterson

HUSCH BLACKWELL LLP